
August 5, 2011

Via E-mail
Roger D. Plemens
President and Chief Executive Officer
Macon Financial Corp.
220 One Center Court
Franklin, North Carolina 28734

Re: **Macon Financial Corp.**
Registration Statement on Form S-1/A
Filed July 29, 2011
File No. 333-174826

Dear Mr. Plemens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1/A

Management's Discussion and Analysis, page 42

Critical Accounting Policies, page 47

Impaired Loans, page 48

1. We note your revisions in response to comment 15 of our letter dated July 6, 2011. On page 48, we note your disclosure stating you discount certain appraisals for anticipated holding costs. Please elaborate on the anticipated holding cost discounts and how you determine them. Please tell us if you apply these discounts uniformly on all collateral-dependent impaired loans or if there is a more subjective methodology that you follow.

Please tell us the range, by percentage, of the anticipated holding cost discounts that you have applied to your collateral dependent loans as of your most recent period presented.

Balance Sheet Analysis: March 31, 2011 compared to December 31, 2010, page 49

Non-performing Assets, page 52

2. We note your revised disclosures for loans modified but not considered TDRs and the fact that the information included in your tabular presentation on page 54 is from January 1, 2008 through December 31, 2010 and March 31, 2011. We further note your response to comment 11 of our letter dated July 6, 2011 stating, "[p]rior to January 1, 2008, very few loan modifications were made other than for competitive reasons in order to retain the borrower's business following a change in market interest rates." Please tell us the nature of the loan modifications made prior to January 1, 2008, that were made other than for competitive reasons and explain to us why these loans were excluded from your tabular presentations. Please quantify all loan modifications made prior to January 1, 2008 that are still outstanding and revise your tabular presentation on page 54 to include these loans.

3. We note your disclosure in your risk factors on page 18 stating that you appointed a new chief credit officer in February of 2011 and his appointment "may result in changes to our loan loss methodology and increases in our provisions for loan losses." Please tell us and clarify in your document the impact the chief credit officer's appointment had on your financial statements and policies.

4. We further note in your risk factors on page 18 that an independent third party recently reviewed a significant portion of your loans and completed its review in January of 2011. Please tell us the significant findings of the third party report and how the findings impacted your financial statements as of December 31, 2010, March 31, 2011 and June 30, 2011. Please clarify to us whether the third party review included the appraisal of the 78 collateral dependent loans, as discussed in your response to our prior comment 12.

5. As a related matter, we continue to review your responses to multiple comments from our July 6, 2011 letter as they pertain to your allowance for loan loss balances. We reserve the right to issue follow-up comments upon review of your financial statements as of June 30, 2011.

Balance Sheet Analysis: December 31, 2010 and December 31, 2009, page 64

Allowance for Loan Losses, page 71

6. We note your revisions on page 72 in response to comment 18 of our letter dated July 6, 2011. Specifically, we note your disclosure stating that your March 31, 2011 coverage ratio increased to 28.52% from 22.75% at December 31, 2010 as a result of increased net charge-offs. Please explain to us and revise your document as necessary to disclose how

increased charge-offs during the quarter ending March 31, 2011 resulted in an increased coverage ratio as of March 31, 2011.

Financial Statements, page F-3

7. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Part II

Exhibit 8.1

8. You can limit reliance on your opinion with respect to purpose, but not person. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel